March 18, 2019

Steven J. Fasching
Chief Financial Officer
Deckers Outdoor Corp.
250 Coromar Drive
Goleta, CA 93117

       Re: Deckers Outdoor Corp.
           Form 10-K for Fiscal Year Ended March 31, 2018
           Filed May 30, 2018
           Form 8-K
           Filed January 31, 2019
           File No. 001-36436

Dear Mr. Fasching:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2018

Form 8-K Filed January 31, 2019
Exhibit 99.1, page 1

1. We note the disclosures of GAAP financial measures to non-GAAP financial measures included in your earnings release. Although the income statements presented are not identical to your interim income statements prepared in accordance with GAAP, your presentation does not appear in compliance with Question 102.10 of the Non-GAAP
      Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i)(A) of
      Regulation S-K which precludes presenting a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures since it places undue prominence on the non-GAAP measures and may give the impression that the non-GAAP income statement is a comprehensive basis of accounting. Please revise
 Steven J. Fasching
Deckers Outdoor Corp.
March 18, 2019
Page 2
         your disclosures accordingly.
2. We note you present projected Non-GAAP Diluted EPS in your earnings release without presenting and reconciling to a corresponding GAAP amount. Please review the guidance provided in Question 102.10 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations when preparing your next earnings release. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Melissa Rocha,
Senior Assistant Chief Accountant, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameSteven J. Fasching
                                                           Division of
Corporation Finance
Comapany NameDeckers Outdoor Corp.
                                                           Office of
Manufacturing and
March 18, 2019 Page 2                                      Construction
FirstName LastName